Exar Corporation
48720 Kato Road
Fremont, CA 94538

August 13, 2013

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission (the “Commission”)
100 F Street, NE
Washington, D.C.  20549

Attention:	Russell Mancuso, Branch Chief
Timothy Buchmiller

Re:	Exar Corporation (“Exar”)
Registration Statement on Form S-3 filed on June 12, 2013 (the “Form S-3”)
As amended by Amendment No. 1 to the Form S-3 filed on July 25, 2013
File No. 333-189271

Dear Mr. Mancuso and Mr. Buchmiller:

We are hereby requesting acceleration of effectiveness of the above referenced Form S-3, as amended, in accordance with Rule 461 under the Securities Act of 1933. We are requesting effectiveness as of 4:00 p.m. Eastern time on Thursday, August 15, 2013 or as soon as there after practicable.

In conjunction with this request for acceleration of the effective date of the above referenced Form S-3, Exar acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Exar from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	Exar may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information to grant acceleration of the effectiveness of the Form S-3, please do not hesitate to contact our legal counsel, Paul Scrivano of O’Melveny & Myers LLP at (650) 566-2536 or pscrivano@omm.com.

We respectfully request that we be notified of such effectiveness by a telephone call to our legal counsel at the phone number listed above and that such effectiveness also be confirmed in writing and delivered to our legal counsel at the email listed above.

Thank you for your assistance.

Sincerely, Exar Corporation

By /s/ Ryan A. Benton
Name: Ryan A. Benton Title: Senior Vice President and Chief Financial Officer

cc:      Paul Scrivano, Esq.
           O’Melveny & Myers LLP